SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 23, 2002

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F   __
                                  ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   __                  No   X
                                                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On December 20, 2002, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced its increase in domestic long-distance tariffs for budget-funded organizations in Moscow become effective from January 1, 2003. A copy of the press release announcing tariff change is attached hereto as Exhibit 1.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    December 23, 2002                  By: /s/  Vladimir I. Androsik
                                                ------------------------------
                                                Name:  Vladimir I. Androsik
                                                Title: Deputy General Director-
                                                       Finance Director

                                  EXHIBIT INDEX



The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number      Description

    1. English translation of the press release announced an increase in domestic long-distance tariffs for budget-funded organizations in Moscow become effective from January 1, 2003.

                                                                       Exhibit 1



PRESS RELEASE                                                         ROSTELECOM


Moscow, December 20, 2002: Domestic long-distance tariffs for budget -funded organizations in Moscow to be raised effective from January 1, 2003

In accordance with the Resolution1 of the Russian Ministry of anti-monopoly policy and support of entrepreneurship (Anti-Monopoly Ministry) Rostelecom will raise its peak-hours (from 8 am until 8 pm) domestic long-distance tariffs for budget-funded organizations in Moscow by 20% on average.

This decision is another step aimed at liquidation of one of the cross-subsidy forms in the Russian telecommunications sector - when revenues from one group of subscribers (commercial companies, in this case) are used to subsidize another group of subscribers (budget-funded organizations).

This step will allow Rostelecom to pursue a more flexible tariff policy in the Moscow telecommunications market in the future.











For further details please contact

Dmitry Chukseyev                                    Anna Kareva
Head of PR                                          Head of IR
Tel.:+7 095 973 9973                                Tel.: + 7 095 973 9920
Fax.+7 095 787 2850                                 Fax: + 7 095 787 2850
e-mail: chukseyev@hq.rt.ru                          e-mail: kareva@hq.rt.ru



--------------------------
1 Order of Anti-Monopoly Ministry as of December 5, 2002 # 808 that approved the Resolution of the Anti-Monopoly Ministry's Management Board as of December 4, 2002 # 20/05-6 on the change in domestic long-distance tariffs.